UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For January 16, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

China Technology Announces Change of Principal Shareholder
     HONG KONG, January 16, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC) (“CTDC” or the “Company”) today announced that on December 22, 2006, the shareholders of the Company (“shareholders”) convened the 2006 Annual Meeting of Shareholders at the Company’s headquarters in Hong Kong (the “Shareholders’ Meeting”). The shareholders reviewed and approved by way of shareholders’ resolutions all six resolutions set out in the shareholders’ circular dispatched on or about November 30, 2006, including transactions involving the change of principal shareholder through the sale of outstanding shares (“Sale Shares”) by existing substantial shareholders, and the issuance of new shares (“Subscription Shares”) and warrants (“Warrants”) for the purchase of new shares, by the Company to new investors (“Share Subscription”).
     A full version of the notice of the Shareholders’ Meeting and the shareholders’ circular were filed in Form 6-K together with copies of the executed agreements in connection with the Proposed Transactions, which is available at http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC.
     The sale of the outstanding Sale Shares and the Share Subscription were completed by January 12, 2007 following the conclusion of the Shareholders’ Meeting and pursuant to the resolutions passed therein. With the successful completion of the sale of the outstanding Sale Shares and the Share Subscription, China Merchants Group (the “China Merchants”), indirectly through its subsidiary China Biotech Holdings Limited, is the ultimate principal shareholder of the Company. Beijing Holdings Limited (“Beijing Holdings”), the former principal shareholder, is the second largest shareholder. China Merchants and Beijing Holdings have both pledged their support for the Company’s strategic and business developments in the future by providing their best resources to the Company.
     About China Merchants (More details are available at http://www.chinactdc.com):
     Founded in 1872, China Merchants has been the record holder of numerous “first” in the Chinese modern history: (1) it is the first Chinese state-owned commercial entity; (2) it is the first Chinese joint-stock enterprise issuing share certificates; and (3) it is one of the founders of the Commercial Bank of China, the first bank in China. Currently, China Merchants is one of the most important Chinese state-owned enterprises which holds market-leading positions in Chinese transportation infrastructure, shipping and finance sectors. Through years of strategic development, China Merchants has also achieved remarkable business records as follows: (1) it is the leading investor of ports and toll roads in China, including 4,461 kilometers of high grade toll roads, bridges, and tunnels as well as several deep-water ports in Southern and South-Eastern parts of China; (2) it is the owner of a commercial fleet of 3.26 million DWT (Deadweight Tonnage), including China’s largest fleet of VLCCs (“Very Large Crude Oil Carrier”); and (3) it holds market-leading positions in real estate, logistics, manufacturing and international trade in China.
     China Merchants has a total of 23 subsidiaries listed on stock exchanges in Hong Kong, Singapore, London and China. Among those, China Merchants Bank (HKSE code: 3968) has been recognized as China’s Best Commercial

Bank by Finance Asia in July, 2006 and China’s Best Retail Bank by The Asian Banker in June, 2006, with a total asset of over US$100 billion. China Merchants Holdings (International) Co., Ltd (HKSE code: 0144), another significant subsidiary of China Merchants, is a leading Port Operator in China with an annual turnover reaching US$2 billion. China Merchants is also the principal shareholder of China International Marine Containers (Group), the largest container manufacturer in the world. China Merchants also operates Shekou Industrial Zone with a total area of 10.8 square kilometers and Zhangzhou Development Zone with a total area of 54 square kilometers. China Merchants Logistics Group Co., Ltd currently ranks the fourth in the area of logistics in China by World Brand Lab.
     “We welcome China Merchants to join us.” said Mr. Changshan Zhao, the Chairman of the Company as well as the General Manager of Beijing Holdings. “This is certainly a win-win combination to the Company. With the combination of specific political and strategic relationships of Beijing Holdings in the capital of China and of China Merchants in the Chinese central government, I can expect that our Company will have more development opportunities and grow significantly in the future.”
     “As a state-owned enterprise, China Merchants is committed to take a more significant and active role in relation to its social responsibilities when China is experiencing increasingly severe food safety problems.” Commented on behalf of China Merchants by Mr. Liji Gu, Chairman of China Merchants Technology Holdings Co., Ltd, “China Merchants would like to contribute more to improve the entire Chinese food safety environment by providing more solutions and end-products, with the highest safety and health standards, to food industry and ultimately to the Chinese consumers through our investment and contribution into CTDC, which is strategically positioned to be a leading player in the Chinese food industry in the near future. CTDC intends to establish a demonstrative production centre to centralize the research & development and quality control system and expand the product offerings to service the customers. Through mergers with and acquisitions of strategic target companies, CTDC would be well-positioned to integrate the vertical segments of Chinese food industry. We are confident that CTDC shall be able to take full advantages of the vast resources and networks of China Merchants to achieve both rapid short-term growth and sustainable long-term development.”
About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: January 16, 2007
By:	/s/ Alan Li
Name:	Alan Li
Title:	Executive Director, Chief Executive Officer